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                                                                Exhibit 99(a)(6)

Dear j2 Global Employees:

There are less than two weeks left for you to elect to exchange your stock options under j2 Global's Stock Option Exchange Program. See original message below.

Reminder: The deadline for exchanging your options is 5 P.M. Pacific time on June 18, 2001. We recommend you ensure that you receive a confirmation from us after you submit your election form. We will provide such confirmation within 3 business days. If you submitted your election more than two days ago, and have not received a confirmation, you should re-send your election.

Please contact me if further questions after reviewing the offer and related documents.

Reminder, the deadline for exchanging your options is 5 P.M. Pacific time on June 18, 2001.

Thank you,

Patty

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